Exhibit 99.4

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

（在中華人民共和國註冊成立的股份有限公司 )

(Stock Code 股份代號：1055)

NOTIFICATION LETTER 通知信函

12 May 2016

Dear Non-registered holder (1),

China Southern Airlines Company Limited (the ‘‘Company’’)

— Notice of Publication of Supplemental Circular and Supplemental Notice of Annual General Meeting (‘‘Current Corporate Communications’’)

The English and Chinese versions of the Company’s Current Corporate Communications are available on the Company’s website at www.csair.com and the HKExnews’s website at www.hkexnews.hk. You may access the Current Corporate Communications by clicking ‘‘Investor Relations’’ on the home page of our website, then selecting ‘‘Performance Report’’ or ‘‘Other Reports’’ and viewing them through Adobe® Reader® or browsing through the HKExnews’s website.

If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the ‘‘Hong Kong Share Registrar’’) by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the Company’s website at www.csair.com or the HKExnews’s website at www.hkexnews.hk.

Should you have any queries relating to any of the above matters, please send an email to csair.ecom@computershare.com.hk.

Yours faithfully,
For and on behalf of
China Southern Airlines Company Limited
Tan Wan Geng
Vice Chairman

Note:	(1) This letter is addressed to Non-registered holders of the Company only (‘‘Non-registered holder’’ means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.

各位非登記持有人(1) :

中國南方航空股份有限公司（「本公司」）

— 補充股東通函及股東週年大會補充通告（「本次公司通訊文件」）之發佈通知

本公司的本次公司通訊文件的中、英文版本已上載於本公司網站 ( www.csair.com ) 及香港交易所披露易網站 ( www.hkexnews.hk )，歡迎瀏覽。請在本公司網站主頁按「投資者關係」一項，再在「業績報告」或「其他報告」下使用Adobe® Reader®開啟查閱或在香港交易所披露易網站瀏覽有關文件。

如 閣下欲收取本次公司通訊文件之印刷本，請填妥在本函背面的申請表格，並使用隨附之郵寄標籤寄回本公司經香港證券登 記有限公司（「香港證券登記處」）（如在香港投寄，毋須貼上郵票；否則，請貼上適當的郵票）。香港證券登記處地址為香港灣仔 皇后大道東1 8 3 號合和中心17M樓。申請表格亦可於本公司網站 ( www.csair.com ) 或香港交易所披露易網 站 ( www.hkexnews.hk ) 內下載。

如對本函內容有任何疑問，請電郵至 csair.ecom@computershare.com.hk 。

代表
中國南方航空股份有限公司
副董事長
譚萬庚
謹啟

2016年5月12日

附註：	(1)此函件只向本公司之非登記持有人（「非登記持有人」指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司 不時向本公司發出通知，希望收到公司通訊文件）發出。如果閣下已經出售或轉讓所持有之本公司股份，則無需理會本函件及所附申 請表格。

Non-registered holder’s information (English Name and Address)

非登記持有人資料（英文姓名及地址）

Request Form 申請表格

To:	China Southern Airlines Company Limited (the ‘‘Company’’)	致：	中國南方航空股份有限公司（「本公司」）
	(Stock Code: 1055)		(股份代號：1055)
	c/o Hong Kong Registrars Limited		經香港證券登記有限公司
	17M Floor, Hopewell Centre, 183 Queen’s Road East		香港灣仔皇后大道東183號
	Wanchai, Hong Kong		合和中心17M樓

I/We would like to receive the Corporate Communications* of the Company (‘‘Corporate Communications’’) in the manner as indicated below:

本人╱我們希望以下列方式收取 貴公司之公司通訊文件*（「公司通訊文件」）：

(Please mark ONLY ONE (X) of the following boxes)

(請從下列選擇中，僅在其中一個空格內劃上「X」號)

☐	to receive the printed English version of all Corporate Communications ONLY; OR 僅收取公司通訊文件之英文印刷本；或

☐	to receive the printed Chinese version of all Corporate Communications ONLY; OR 僅收取公司通訊文件之中文印刷本；或

☐	to receive both printed English and Chinese versions of all Corporates Communications. 同時收取公司通訊文件之英文及中文印刷本。

Contact telephone number	Signature(s)
聯絡電話號碼	簽名

Notes 附註：

1.	Please complete all your details clearly.
請 閣下清楚填妥所有資料。

2.	This letter is addressed to the Non-registered holders of the Company only (‘‘Non-registered holder’’ means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications).
此函件只向本公司之非登記持有人（「非登記持有人」指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希 望收到公司通訊）發出。

3.	Any form with more than one box marked(X), with no box marked(X), with no signature or otherwise incorrectly completed will be void.
如在本表格作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確，則本表格將會作廢。

4.	The above instruction will apply to the Corporate Communications to be sent to you until you notify the Company c/o Hong Kong Registrars Limited to the contrary or unless you have at anytime ceased to have holdings in the Company.
上述指示適用於發送予 閣下之所有公司通訊，直至 閣下通知本公司之香港證券登記處香港證券登記有限公司另外之安排或任何時候停止持有本公司的股 份。

5.	For the avoidance of doubt, we do not accept any other instruction given on this Request Form.
為免存疑，任何在本申請表格上的額外指示，本公司將不予處理。

*	Corporate Communications includes but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.
公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告；(b)中期報告及如適用，中期摘要報告；(c)會議通 告；(d)上市文件；(e)通函；及(f)委任代表表格。

CSAH-12052016-1(0)

閣下寄回申請表格時，請將此郵寄標籤剪貼於信封上。	郵寄標籤 MAILING LABEL
如在本港投寄毋須貼上郵票。
Please cut the mailing label and stick this on the envelope	香港證券登記有限公司
to return this Request Form to us.	Hong Kong Registrars Limited
No postage stamp necessary if posted in Hong Kong.	簡便回郵號碼 Freepost No. 37
香港 Hong Kong